Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Thermon Group Holdings, Inc.:
We consent to the use of our reports dated May 30, 2017, with respect to the consolidated balance sheets of Thermon Group Holdings, Inc. as of March 31, 2017 and 2016, and the related consolidated statements of operations and comprehensive income, equity, and cash flows, for each of the years in the three-year period ended March 31, 2017, and the effectiveness of internal control over financial reporting as of March 31, 2017, incorporated by reference in the registration statement on Form S-3 (No. 333-218848) and to the reference to our firm under the heading “Experts” in the prospectus.
/s/ KPMG LLP
San Antonio, Texas
August 1, 2017